Exhibit (d)(8)

BOX, INC.

OUTSIDE DIRECTOR COMPENSATION POLICY

Box, Inc. (the “Company”) believes that the granting of equity and cash compensation to members of its Board of Directors (the “Board,” and members of the Board, the “Directors”) represents an effective tool to attract, retain and reward Directors who are not employees of the Company (the “Outside Directors”). This Outside Director Compensation Policy (the “Policy”) is intended to formalize the Company’s policy regarding cash compensation and grants of equity to its Outside Directors. Unless otherwise defined herein, capitalized terms used in this Policy will have the meaning given such term in the Company’s 2015 Equity Incentive Plan (the “Plan”). Each Outside Director will be solely responsible for any tax obligations incurred by such Outside Director as a result of the equity and cash payments such Outside Director receives under this Policy.

This Policy became effective on January 22, 2015 (the effective date of the registration statement in connection with the initial public offering of the Company’s securities, and was most recently amended and restated on May 1, 2021 (the “Amendment Date”).

1.	CASH RETAINERS

Annual Cash Retainer for Board Service

Each Outside Director will be paid an annual cash retainer of $35,000.

Annual Cash Retainers for Chairperson, Lead Independent Director and Committee Service

Each Outside Director will be paid additional annual cash retainers for applicable service as follows:

Chairperson	$50,000
Lead Independent Director	$20,000

Committee Service:	Chair	Member
Audit	$20,000	$10,000
Compensation	$20,000	$8,000
Nominating and Corporate Governance	$10,000	$5,000
Operating	$20,000	$8,000

All cash compensation will be paid quarterly in arrears on a prorated basis.

No Outside Director will receive per meeting attendance fees for attending Board or meetings of committees of the Board.

2.	EQUITY COMPENSATION

Outside Directors will be entitled to receive all types of Awards (except Incentive Stock Options) under the Plan (or the applicable equity plan in place at the time of grant), including discretionary Awards not covered under this Policy. All grants of Awards to Outside Directors pursuant to Section 2 of this Policy will be automatic and nondiscretionary, except as otherwise provided herein, and will be made in accordance with the following provisions:

(a)    No Discretion. No person will have any discretion to select which Outside Directors will be granted any Awards under this Policy or to determine the number of shares of Company common stock (“Shares”) to be covered by such Awards.

(b)    Initial Awards. Subject to Section 11 of the Plan, effective on the date the person first becomes an Outside Director, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy, such Outside Director automatically will be granted Restricted Stock Units (“RSUs”) with a Value (as defined below) equal to $400,000 (collectively, the “Initial Award”).

The Initial Award will vest in 3 annual installments beginning with the first anniversary after the grant date, in each case, provided that the Outside Director continues to serve as a Service Provider through the applicable vesting date.

For clarity, a Director who is an Employee who ceases to be an Employee, but who remains a Director, will not receive an Initial Award.

(c)    Annual Awards. Subject to Section 11 of the Plan, on the date of each annual meeting of the Company’s stockholders (the “Annual Meeting”) beginning with the 2020 Annual Meeting, each Outside Director automatically will be granted RSUs with a Value equal to $200,000 (collectively, the “Annual Award”).

The Annual Award will fully vest upon the earlier of: (i) the 12-month anniversary of the grant date; or (ii) the next Annual Meeting, in each case, provided that the Outside Director continues to serve as a Service Provider through the vesting date.

For clarity, an Outside Director will not be eligible for an Annual Award unless the Outside Director has been a Director either (i) for at least 1 full calendar year; or (ii) at the previous year’s Annual Meeting.

(d)    Change in Control. In the event of a Change in Control, each Outside Director will fully vest in his or her Awards.

(e)    Termination of Service Due to Death or Disability. In the event an Outside Director ceases to be a Service Provider due to the Outside Director’s death or Disability (as defined in the Plan), the Outside Director will fully vest in his or her Awards. In addition, the vesting acceleration provided under the previous sentence will apply to any equity awards granted to the Outside Director prior to the Amendment Date.

(f)    Value. To determine the number of Shares subject to an Initial Award or Annual Award, the specified Value for RSUs will be divided by the average of the closing trading price of a Share for the 30-trading day period ending on the trading day prior to the grant date, or such other methodology the Board or the Compensation Committee of the Board (the “Compensation Committee”) may determine prior to the grant of the RSUs becoming effective.

3.	TRAVEL EXPENSES

Each Outside Director’s reasonable, customary and documented travel expenses to Board meetings will be reimbursed by the Company.

4.	ADDITIONAL PROVISIONS

All provisions of the Plan not inconsistent with this Policy will apply to Awards granted to Outside Directors.

5.	REVISIONS

The Board in its discretion may change and otherwise revise the terms of Awards granted under this Policy, including, without limitation, the number of Shares subject thereto, for Awards of the same or different type granted on or after the date the Board determines to make any such change or revision.